Exhibit 10.0.6

February 6, 2003

Mr. Richard C. Judd

[ADDRESS]

Dear Dick:

This letter will confirm your promotion to the position of Senior Vice President of Logistics, Manufacturing, and Enterprise Project Management Office for Winn-Dixie Stores, Inc. effective February 6, 2003 and reporting to directly to me.

Base Salary, Annual and Long-Term Incentive

From the date of your promotion through the fiscal year ending June 25, 2003, we will pay you a base salary of $265,000 per full year, payable monthly in arrears on the last banking day of the month. For the balance of the fiscal year ending June 25, 2003, you will be eligible to receive a prorated cash annual incentive bonus with a target of 60% of your base salary. In addition, you will receive options to purchase 4,855 shares of the Company’s common stock, at an exercise price of $13.12 (the closing price today on the New York Stock Exchange of Winn Dixie stock.) You are also being granted 1,584 shares of the Company’s restricted stock. You are also being granted a contingent cash payment (for purposes of partially offsetting the tax consequences of the restricted stock) equal to the value of the aforementioned restricted stock, or $20,779. These options, restricted stock, and contingent cash payments will vest over a three-year period starting August 7, 2002, with the first one-third vesting on August 7, 2003. More detailed information regarding the terms of these stock options and restricted shares will be supplied to you in due course.

You also will be eligible to receive a prorate portion on an increase in your annual Perquisite Benefit, which is an additional $3,808.

Full Year Example:

The following chart illustrates the value of a typical full year’s compensation at target performance under our current compensation program:

Base salary	$265,000
Perquisite Benefit	$25,000
Annual Incentive	$159,000
Long Term Incentive
• Stock Options	$185,500
• Restricted Stock	$92,750
• Contingent Cash	$92,750

Total	$820,000

February 6, 2003

Congratulations on your promotion!

Sincerely,

/s/ Frank Lazaran

cc:	A. Rowland

D. Dell Antonia

February 20, 2004

Mr. Dick Judd

[ADDRESS]

Dear Dick:

In recognition of your contribution to the Company and the value your efforts have on the organization, I am pleased to advise you that your base salary will be increased as of March 1, 2004, from $305,000 per year to $350,000 per year.

In addition, I am pleased to advise you that on March 1, 2004, you will be granted 100,000 non-qualified stock options with a strike price of the closing price on that day. Also, on that date, you will be granted 40,000 shares of restricted stock, and a contingent cash grant equal to the value of those shares based on the grant date’s closing price. The options, restricted stock, and contingent cash will vest 50% on March 1, 2006, and the remaining 50% on March 1, 2007, if you remain employed by the Company through those dates.

In addition, your protection under a Change In Control (as defined in the Restricted Stock Plan) has been increased to three times your then-current base salary, plus three times your target annual incentive. Also, severance for involuntary termination without cause* has been increased to two times your then-current base salary, plus two times your annual target incentive.

I want to personally thank you for your continued support.

Sincerely,

/s/ Frank Lazaran

Frank Lazaran

*	Cause is defined as gross misconduct in the performance of duties or conviction of any felony involving moral turpitude.